UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                                May                               , 20 07
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
     Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934   Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
INFORMATION TO SHAREHOLDERS IN RELATION TO THE PROPOSED PLAN TO CONDUCT A SECOND BUY BACK OF SHARES OF PT TELEKOMUNIKASI INDONESIA (PERSERO) TBK
INTRODUCTION
BACKGROUND AND PURPOSE OF REPURCHASE OF SHARES
FUNDS FOR SHARES BUY BACK II
THE COMPANY’S PLAN IN RESPECT OF THE REPURCHASED SHARES
MANAGEMENT DISCUSSION AND ANALYSIS ON IMPACT OF SHARES BUY BACK II TO THE COMPANY’S FUTURE BUSINESS ACTIVITIES AND GROWTH
IMPACT OF THE TRANSACTION ON THE COMPANY’S FINANCIAL STATEMENTS AND EARNINGS
PROCEDURE OF TRANSACTION
LIMITATION ON SHARE PRICE FOR THE REPURCHASE
PERIOD OF TRANSACTION
RECOMMENDATION
CONVENING THE GENERAL MEETING OF SHAREHOLDERS
OTHER INFORMATION

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)
Date May 31, 2007	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo
Vice President Investor Relation & Corporate Secretary

UNOFFICIAL TRANSLATION
INFORMATION TO SHAREHOLDERS IN RELATION TO
THE PROPOSED PLAN TO CONDUCT
A SECOND BUY BACK OF SHARES
OF PT TELEKOMUNIKASI INDONESIA (PERSERO) TBK
PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk.
(“The Company”)
Domiciled in Bandung, Indonesia
Line of Business:
Telecommunications
Registered Office:
Jl. Japati No. 1, Bandung 40133, Indonesia
The Company hereby informs its shareholders that the Company plans to conduct a second phase of repurchase of shares that have been issued by the Company and listed on the Jakarta and Surabaya Stock Exchanges or listed in the form of American Depositary Receipts (“ADRs”) on the New York Stock Exchange (“Shares Buy Back II”). The repurchases are intended to be made from time to time over a maximum period of eighteen months following commencement of Shares Buy Back II. Repurchases in connection with Shares Buy Back II shall be made based on the Company’s management’s discretion through purchases of shares on the Jakarta and Surabaya Stock Exchanges, purchases of shares in the form of ADRs on the New York Stock Exchange, off-bourse transactions and agreements, or any other legal means the Company deems appropriate, subject to the applicable regulations.
The Shares Buy Back II shall be performed after the expiration of the first shares buy back (“Shares Buy Back I”) which commenced on 22 December 2005 and will end on 21 June 2007. Shares Buy Back II will be implemented subject to the prevailing laws, including, in the case of ordinary shares listed on the Jakarta and Surabaya Stock Exchanges, Bapepam Rule No. XI.B.2 regarding Repurchase Of Shares Issued By Issuers Or Public Companies, Attachment to Decision of the Chairman of Bapepam No. KEP-45/PM/1998 dated 14 August 1998 (“Rule XI.B.2”), Law No. 1 of 1995 on Limited Liability Companies (“Company Law”) and, in the case of shares listed on the New York Stock Exchange in ADR form, Rule 10b-18 of the United States Securities Exchange Act of 1934.
Pursuant to the above regulations of law, Shares Buy Back II requires approval from the Company’s General Meeting of Shareholders. Therefore, the Company will convene a General Meeting of Shareholders (“GMS”) on 29 June 2007, or its adjournment/continuation.
This Disclosure of Information is issued on 31 May 2007
INTRODUCTION
Shares Buy Back I has been conducted based on approval of the Company’s EGMS dated 21 December 2005 and the period for Shares Buy Back I will end on 21 June 2007. Up to 29 May 2007, the Company has repurchased a total of 202,790,500 shares or 1.01% of the total subscribed and paid up capital of the Company.

UNOFFICIAL TRANSLATION
Shares Buy Back I undertaken through The Jakarta Stock Exchange and The New York Stock Exchange was conducted at an average price of Rp 8,609 per share.
Shares Buy Back II will be conducted for a maximum of 1.58% of the total issued Series B Shares or a maximum of 319,488,818 Series B Shares.
Based on the regulations stated above, Shares Buy Back II requires approval from a GMS that must be attended by shareholders representing at least 2/3 (two thirds) of the total shares with lawful voting rights and must be approved by at least 2/3 (two thirds) of the total votes lawfully cast at the meeting.
If the GMS approves Shares Buy Back II, the Company will appoint PT Danareksa Sekuritas, members of the Jakarta and Surabaya Stock Exchange as the Securities Trading Brokers and Morgan Stanley & Co. Incorporated as agent to repurchase ADRs on the New York Stock Exchange.
General Information concerning the Company
The Company was established as a limited liability company based on Deed No. 128, dated 24 September 1991, drawn before Imas Fatimah SH. Notary in Jakarta, which is contained in State Gazette of the Republic of Indonesia No. 5, dated 17 January 1992, Supplement No. 210. In relation to the initial public offering of the Company, the Articles of Association of the Company have been amended which amendment contained in State Gazette of the Republic of Indonesia No. 76, dated 22 September 1995, Supplement No. 7900.
Subsequently, the Company’s Articles of Association has been amended several times, lastly published in State Gazette of the Republic of Indonesia No. 51, dated 27 June 2006, Supplement No. 666.
The Company’s shares are listed on the Jakarta Stock Exchange, the Surabaya Stock Exchange, in the form of ADRs on the New York Stock Exchange and in the form of Global Depositary Receipts on the London Stock Exchange.
On 1 October 2005, the Company conducted a stock split, which changed the nominal value of Series A Shares and Series B Shares from Rp 500 to Rp 250 per share. After the stock split, the total issued shares of the Company increased from 10,079,999,640 to 20,159,999,280 shares.
Capital Structure
Based on the Company’s Register of Shareholders issued by the Company’s Securities Administrative Bureau, PT Datindo Entrycom as of 22 May 2007, the Company’s capital structure and shareholders composition is as follows:

Description	Total Number of Shares	Total Nominal Value
		(Rp)	(%)

Authorized Capital	80,000,000,000	20,000,000,000,000

Issued and Paid-up Capital:
Republic of Indonesia
— Series A Dwiwarna Share	1	250	0.00
— Series B Shares	10,320,470,711	2,580,117,677,750	51.19
JPMCB US Resident (Norbax Inc.)	1,640,191,528	410,047,882,000	8.14
The Bank of New York	1,592,602,896	398,150,724,000	7.90
Directors
— Ermady Dahlan	17,604	4,402,000	0.00
— Indra Utoyo	5,508	1,177,000	0.00
Public with less than 5% ownership	6,411,170,532	1,602,792,633,000	31.80

Sub total	19,964,458,780	4,991,114,695,000	99.03

Treasury Stock	195,540,500	48,885,125,000	0.97

Total Issued and Paid-up Capital	20,159,999,280	5,039,999,820,000	100.00

Unissued Shares	59,840,000,720	14,960,000,180,000

Supervision and Management
The composition of the Commissioners of the Company is as follows:

Commissioners
President Commissioner	:	Tanri Abeng
Independent Commissioner	:	Arief Arryman
Independent Commissioner	:	P. Sartono
Commissioner	:	Anggito Abimanyu
Commissioner	:	Gatot Trihargo
The composition of the Board of Directors of the Company is as follows:

Board of Directors
President Director	:	Rinaldi Firmansyah
Director of Enterprise & Wholesale	:	Arief Yahya
Director of Finance	:	Sudiro Asno
Director of Network & Solution	:	I Nyoman Gede Wiryanata
Director of Consumer	:	Ermady Dahlan
Director of Human Capital & General Affairs	:	Faisal Syam
Director of Compliance & Risk Management	:	Prasetio
Director of Information Technology (CIO)	:	Indra Utoyo
BACKGROUND AND PURPOSE OF REPURCHASE OF SHARES
Background
As seen in financial statements published by the Company, over the time, management of the Company has successfully increased the Company’s profit while maintaining sufficient liquidity. The underlying business of the Company continues to demonstrate fast growth and generate significant cash flows, which management believes exceeds the necessary amount required to maintain that growth. In addition, the Company has low leverage compared to regional peer companies and, therefore, has the means to sustain an increase in leverage if deemed necessary.
Based on the above, the Company seeks to demonstrate its commitment to increasing shareholder value by returning excess cash to its shareholders through a repurchase of shares. Further, shareholders meeting approval of Shares Buy Back II will:
1.	provide the Company with greater flexibility in managing its capital. To the extent that the Company has surplus capital and surplus funds in excess of its requirements, taking into account its growth and expansion plans, the shareholders meeting approval for Shares Buy Back II will facilitate the return of surplus cash in an expedient and cost efficient manner.

2.	give the Company flexibility to achieve a more efficient capital structure thereby allowing the Company to decrease its overall cost of financing and improve Earnings Per Share (“EPS”), Earnings Per ADR (“EPADR”) and Return on Equity (“RoE”) on an ongoing basis.

3.	accord the Company the opportunity and flexibility to undertake share repurchases at any time, subject to market conditions, for a maximum period of 18 (eighteen) months after the GMS approval.
The Company believes that Shares Buy Back II will be beneficial for the Company and its shareholders. The Company will not make any purchase under Shares Buy Back II in circumstances that the Company believes

UNOFFICIAL TRANSLATION
would have or may have a material adverse effect on the liquidity and capital of the Company and/or affect the status of the Company as a public company.
Objective of Shares Buy Back II
Shares Buy Back II constitutes one of the Company’s efforts to improve its capital management, which, if implemented, shall continuously increase the EPS, EPADR and ROE.
FUNDS FOR SHARES BUY BACK II
The Company will set aside funds from the Company’s retained earnings for the purpose of repurchasing the Shares. If the Shares Buy Back II program is not approved by the GMS or if there are remaining funds after the implementation of the program such funds will be returned to the retained earnings account.
The funds reserved for the repurchase of shares for maximum period of eighteen months will not exceed Rp 3,200,000,000,000.
THE COMPANY’S PLAN IN RESPECT OF THE REPURCHASED SHARES
The Company intends to retain the shares repurchased in Shares Buy Back I and Shares Buy Back II as treasury stock. However, the Company may resell the Repurchased Shares if the price has increased or use of treasury stock for other purposes subject to compliance with Rule XI.B.2 and other capital market regulations.
MANAGEMENT DISCUSSION AND ANALYSIS ON IMPACT OF SHARES BUY BACK II TO THE
COMPANY’S FUTURE BUSINESS ACTIVITIES AND GROWTH
The Company’s main business in telecommunications services has been profitable with strong cash flow during the last several years.
The Company shall allocate funds for Shares Buy Back II from its retained earnings. Should there be remaining funds, these will be returned to the retained earnings.
The implementation of this program will potentially decrease the Company’s assets and equity in the amount of Rp3,290,133,000,000. However, this reduction in assets and equity may be compensated by potential profits from the price increase of the Company’s shares in future.
The Company believes that the execution of Shares Buy Back II program should not adversely affect the financial condition of the Company because it believes it has sufficient working capital and cash flow to undertake the Share Buy Back II program and to run the Company’s operational activities.
IMPACT OF THE TRANSACTION ON THE COMPANY’S
FINANCIAL STATEMENTS AND EARNINGS
The following are the pro forma net profit, EPS and EPADR, computed pursuant to the Consolidated Financial Statements for the year ended 31 December 2006 (audited) by making adjustments to the Consolidated Financial Statements as if Shares Buy Back II was conducted in 2006 by applying the unappropriated retaining earnings of Rp 3,200,000,000,000, inclusive of transaction costs, broker fees and other expenses related to Shares Buy Back II and assuming the Company utilizes the entire amount of funds reserved for the repurchase of up to 1.58 of the issued Series B Shares.

UNOFFICIAL TRANSLATION
Financial Analysis of Shares Buy Back II

	Last Year ended 31 December 2006
	Actual		Proforma of Transaction		Impact
	Rp. MM, unless	US$MM, unless	Rp. MM, unless	US$MM, unless	Rp. MM, unless	US$MM, unless
	otherwise	otherwise	otherwise	otherwise	otherwise	otherwise
	indicated	indicated	indicated	indicated	indicated	indicated
Number of outstanding shares (MM shares)	20,041	20,041	19,722	19,722	(319)	(319)
Total Assets	75,135,745	8,348	71,845,612	7,983	(3,290,133)	(366)
Net Profit	11,005,577	1,223	10,915,444	1,213	(90,133)	(10)
Stockholders Equity	28,068,689	3,119	24,778,556	2,753	(3,290,133)	(366)
Weighted Average Number of Shares (MM)	20,115	20,115	19,948	19,948	(167)	(167)
Basic EPS (Rp. or US$/Common Share)	547.15	0.06	547.20	0.06	0.05	0.00
Basic EPADR (Rp. or US$/ADR)	21.886	2.43	21,888	2.43	2	0.00
Return on Assets (%)	14.65%	14.65%	15.19%	15.19%	0.55%	0.55%
Return on Equity (%)	39.21%	39.21%	44.05%	44.05%	4.84%	4.84%
1.	Assuming buyback in 2006, Interest Rate on Cash of 6.50% and Tax Rate of 20%
2.	Exchange Rate of Rp. 9,000/US$ as used in 31 December 2006 audited financial statements.
The above analysis demonstrates the positive impact of Shares Buy Back II on EPS, EPADR and ROE.
Assuming the Government of Indonesia does not participate in the repurchase program, and so the Government of Indonesia’s shareholding remains the same, upon completion of Shares Buy Back II program the composition of share ownership, including treasury stock, in the Company will be as follows:
Share Ownership Analysis

Shareholder	Shareholding	%	Proforma of	%
	(Shares MM)		Shareholding
			(Shares MM)
			with Treasury
			Stock
Government of Indonesia	10,320	51.19%	10,320	51.19%
Public	9,840	48.81%	9,318	46.22%
Company (Treasury Stock)	—	—	522	2.59%
Total	20,160	100%	20,160	100%
The composition of share ownership, excluding treasury stock, in the Company will be as follows:
Share Ownership Analysis without calculating the Treasury Stock

Shareholder	Shareholding	%	Proforma of	%
	(Shares MM)		Shareholding
			(Shares MM)
			without
			Treasury
			Stock
Government of Indonesia	10,320	51.19%	10.320	52,55%
Public	9,840	48.81%	9.318	47,45%
Total	20,160	100%	19.638	100%
PROCEDURE OF TRANSACTION
All repurchases of shares made on the Jakarta and Surabaya Stock Exchanges must comply with Rule XI.B.2, including:
1.	Such purchases shall be performed by PT Danareksa Sekuritas

2.	Such purchases shall not be made earlier than 30 minutes after the opening or later than 30 minutes before the closing of trading on the Jakarta and Surabaya Stock Exchanges.

3.	The company shall purchase at a price less than or equal to the previous trading price.

UNOFFICIAL TRANSLATION
4.	The repurchase of shares in any one day shall not exceed 25% of the daily trade volume. In the event trading shall result in less than 1 (one) trading lot/unit, then the repurchase shall be made for 1 (one) trading lot/unit.

5.	The Company’s Insiders shall be prohibited from purchasing or selling the Company’s shares in the stock exchange on the day the Company exercises the repurchase of shares. Under Law No. 8 of 1995 on Capital Markets the Company’s Insiders include:
a.	members of the Boards of Commissioners and the Board of Directors or employees of the Company;

b.	the Company’s Principal Shareholders;

c.	individuals whom pursuant to their position or profession or relationship with the Company, have the opportunity to acquire insider information;

d.	parties who within the last 6 months constituted those parties mentioned in a, b and c above.
All repurchases of ADRs on the New York Stock Exchange shall comply with the rules and regulations of the US Securities and Exchange Commission and the New York Stock Exchange and the rules and regulations of any other relevant jurisdiction that may be applicable.
LIMITATION ON SHARE PRICE FOR THE REPURCHASE
The Company will set the repurchase price for shares repurchased on the Jakarta and Surabaya Stock Exchanges in accordance with Rule XI.B.2, and the price shall be less than or equal to the previous trading price on the stock exchange. The Company hereby informs shareholders that the price of the Company’s Shares during 25 consecutive Trading Days on the Jakarta Stock Exchange up to and including 29 May 2007 was as follows:

Jakarta Stock Exchange Series B Share Price
Last 25 Trading Days
Date	Day	Share Price (Rp)	Date	Day	Share Price (Rp)
23 April 2007	Monday	10,550	10 May 2007	Thursday	9,900
24 April 2007	Tuesday	10,500	11 May 2007	Friday	9,600
25 April 2007	Wednesday	10,500	14 May 2007	Monday	9,750
26 April 2007	Thursday	10,800	15 May 2007	Tuesday	9,600
27 April 2007	Friday	10,750	16 May 2007	Wednesday	9,600
30 April 2007	Monday	10,500	21 May 2007	Monday	9,500
1 May 2007	Tuesday	10,350	22 May 2007	Tuesday	9,400
2 May 2007	Wednesday	10,250	23 May 2007	Wednesday	9,700
3 May 2007	Thursday	10,350	24 May 2007	Thursday	9,700
4 May 2007	Friday	10,300	25 May 2007	Friday	9,600
7 May 2007	Monday	10,200	28 May 2007	Monday	9,650
8 May 2007	Tuesday	9,950	29 May 2007	Tuesday	9,500
9 May 2007	Wednesday	9,900
The Company will set the repurchase price for shares in ADR form to be repurchased on the New York Stock Exchange in accordance with relevant United States laws and regulations. The Company hereby informs shareholders that the price of the Company’s ADRs during 25 consecutive Trading Days on the New York Stock Exchange up to and including 29 May 2007 was as follows:

New York Stock Exchange ADR Price
Last 25 Trading Days
Date	Day	ADR Price (US$)	Date	Day	ADR Price (US$)
24 April 2007	Tuesday	46.51	11 May 2007	Friday	44.82
25 April 2007	Wednesday	46.97	14 May 2007	Monday	44.48
26 April 2007	Thursday	46.70	15 May 2007	Tuesday	43.64
27 April 2007	Friday	47.02	16 May 2007	Wednesday	44.01
30 April 2007	Monday	45.93	17 May 2007	Thursday	44.07
1 May 2007	Tuesday	45.98	18 May 2007	Friday	43.95
2 May 2007	Wednesday	45.94	21 May 2007	Monday	43.54
3 May 2007	Thursday	46.25	22 May 2007	Tuesday	44.00
4 May 2007	Friday	45.53	23 May 2007	Wednesday	44.88
7 May 2007	Monday	45.64	24 May 2007	Thursday	43.09
8 May 2007	Tuesday	44.20	25 May 2007	Friday	44.15
9 May 2007	Wednesday	45.25	29 May 2007	Tuesday	42.92
10 May 2007	Thursday	44.25

PERIOD OF TRANSACTION
The repurchase of the Shares will be undertaken after approval by the GMSis obtained Based on Rule XI.B.2, the period for shares buy back shall be a maximum of 18 (eighteen) months effective as of the date of the GMS that approved the proposed plan of Shares Buy Back II.
The Company’s management may terminate the Shares Buy Back II program at any time before the period of 18 (eighteen) months elapses, if the management of the Company deems necessary. If Shares Buy Back II is terminated, the Company will make a disclosure regarding that termination based on Bapepam Rule No. X.K.1 regarding Disclosure of Information That Must Be Made Public Immediately, Attachment to the Chairman of Bapepam Decision No. Kep-86/PM/1996 dated 24 January 1996.
RECOMMENDATION
Based on the foregoing, the Board of Directors and Commissioners recommend that the shareholders of the Company approve Shares Buy Back II program in the GMS which will be convened on 29 June 2007, or in any adjournment/continuation thereof.
CONVENING THE GENERAL MEETING OF SHAREHOLDERS
With respect to the proposed Shares Buy Back II as explained in this Disclosure of Information, the Company intends to request approval from the Company’s GMS which will be convened on Friday, 29 June 2007, or any adjournment/continuation thereof.
Below are significant dates relating to the GMS:

Events	Date
Notification of GMS in the newspapers	24 May 2007
Announcement of abridged information of Share Buy Back II in two newspapers	31 May 2007
Date of Register of Shareholders entitled to attend the GMS	6 June 2007
Notice of the GMS in the newspaper	7 June 2007
GMS	29 June 2007
Report to Bapepam-LK on the results of the GMS	3 July 2007
Announcement of the result of the GMS in newspapers	3 July 2007
OTHER INFORMATION
For further information in respect of the above, shareholders may contact the Company during business hours at:
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.
Investor Relations/Corporate Secretary
Grha Citra Caraka 5th Floor,
Jl. Gatot Subroto No. 52 Jakarta 12570
Tel: 62-21-5215109 Fax: 62-21-5220500
e-mail: investor@telkom.co.id
www.telkom-indonesia.com
This information is provided for public knowledge.
Bandung, 31 May 2007
The Company’s Board of Directors